# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TALPHERA, INC., CIK 0001427925
CUSIP: 00444T209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1850 GATEWAY DRIVE, SUITE 175, SAN MATEO, California (CA), 94404
Date of event which requires filing of this statement: 09/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,636,364; sole dispositive power 0; shared dispositive power 3,636,364; aggregate amount beneficially owned 3,636,364 (8% of the class)
  Comment: Percentage calculated based on (a) 20,522,655 shares of Common Stock outstanding as of August 7, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025, and (b) 25,036,360 shares of Common Stock issued by the Issuer in a private placement on September 10, 2025, as reported in the Form 8-K filed by the Issuer on September 10, 2025.
- Lytton-Kambara Foundation: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,636,364; sole dispositive power 0; shared dispositive power 3,636,364; aggregate amount beneficially owned 3,636,364 (8% of the class)
  Comment: Percentage calculated based on (a) 20,522,655 shares of Common Stock outstanding as of August 7, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025, and (b) 25,036,360 shares of Common Stock issued by the Issuer in a private placement on September 10, 2025, as reported in the Form 8-K filed by the Issuer on September 10, 2025.

## Item 1. Issuer
Name of issuer: TALPHERA, INC.
Address of issuer's principal executive offices: 1850 Gateway Drive, Suite 175, San Mateo, CA 94404

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton and Lytton-Kambara Foundation ("Foundation").
Address of principal business office or, if none, residence: 467 CENTRAL PARK WEST, NEW YORK, NY 10025
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lytton: 3,636,364

Foundation: 3,636,364
Percent of class:
Lytton: 8.0%

Foundation: 8.0%
Sole power to vote or to direct the vote:
Lytton: 0

Foundation: 0
Shared power to vote or to direct the vote:
Lytton: 3,636,364

Foundation: 3,636,364
Sole power to dispose or to direct the disposition:
Lytton: 0

Foundation: 0
Shared power to dispose or to direct the disposition:
Lytton: 3,636,364

Foundation: 3,636,364

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting Person (09/16/2025)
- Lytton-Kambara Foundation: /s/ Laurence W. Lytton, President (09/16/2025)